STATEMENT OF INVESTMENTS
Dreyfus Massachusetts Intermediate Municipal Bond Fund
June 30, 2006 (Unaudited)

Long-Term Municipal Investments--98.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts--77.0%				
Boston	5.75	2/1/10	1,000,000 ᵃ	1,061,390
Boston Convention Center Act 1997, Special Obligation (Insured; AMBAC)	5.00	5/1/16	2,250,000	2,346,907
Boston Industrial Development Financing Authority, Revenue (Pilot Seafood Project) (LOC; Canadian Imperial Bank)	5.88	4/1/07	950,000	954,617
Boston Water and Sewer Commission, Revenue	5.00	11/1/20	2,000,000	2,079,320
Fall River (Insured; MBIA)	5.25	6/1/10	1,000,000	1,022,080
Holyoke Gas and Electric Department, Revenue (Insured; MBIA)	5.38	12/1/15	1,245,000	1,332,449
Lancaster (Insured; AMBAC)	5.00	4/15/19	515,000	536,898
Massachusetts (Insured; AMBAC)	6.00	8/1/10	1,500,000	1,614,510
Massachusetts, Consolidated Loan	5.00	3/1/19	1,640,000	1,703,599
Massachusetts, Consolidated Loan (Insured; FGIC)	5.50	11/1/14	1,500,000	1,636,080
Massachusetts, Federal Highway	5.50	12/15/09	1,000,000	1,050,780
Massachusetts, Federal Highway, GAN	5.50	6/15/14	1,000,000	1,043,770
Massachusetts Bay Transportation Authority, Assessment Revenue	5.25	7/1/14	1,000,000 ᵃ	1,079,550
Massachusetts Bay Transportation Authority, General Transportation System (Insured; MBIA)	5.50	3/1/12	1,000,000	1,075,100
Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue	5.00	7/1/21	1,000,000	1,054,680
Massachusetts College Building Authority, Project Revenue (Insured; AMBAC)	5.00	5/1/24	1,000,000	1,034,100
Massachusetts Developmental Finance Agency, RRR (Semass Systems) (Insured; MBIA)	5.63	1/1/14	2,000,000	2,152,200
Massachusetts Educational Financing Authority, Education Loan Revenue (Insured; AMBAC)	5.70	7/1/11	645,000	650,289
Massachusetts Educational Financing Authority, Education Loan Revenue (Insured; AMBAC)	5.00	1/1/13	1,440,000	1,451,102
Massachusetts Educational Financing Authority, Education Loan Revenue (Insured; MBIA)	5.13	12/1/14	635,000	638,010
Massachusetts Health and Educational Facilities Authority, Revenue (Berkshire Health Systems Issue) (Insured; Assured Guaranty)	5.00	10/1/19	1,500,000	1,542,990
Massachusetts Health and Educational Facilities Authority, Revenue (Hallmark Health System) (Insured; FSA)	5.25	7/1/10	2,055,000	2,122,157
Massachusetts Health and Educational Facilities Authority, Revenue (Harvard Pilgrim Health) (Insured; FSA)	5.25	7/1/11	1,675,000	1,718,332
Massachusetts Health and Educational Facilities Authority, Revenue (Harvard University Issue)	6.25	4/1/20	1,050,000	1,252,965
Massachusetts Health and Educational Facilities Authority, Revenue (Healthcare System-Covenant Health)	6.50	7/1/17	1,485,000	1,630,085
Massachusetts Health and Educational Facilities Authority, Revenue (Massachusetts Institute of Technology Issue)	5.00	7/1/23	1,155,000	1,226,656
Massachusetts Health and Educational Facilities Authority, Revenue (Partners Healthcare System)	5.00	7/1/21	1,000,000	1,028,100
Massachusetts Health and Educational Facilities Authority, Revenue (Partners Healthcare System) (Insured; MBIA)	5.13	7/1/11	1,000,000	1,019,370
Massachusetts Health and Educational Facilities Authority, Revenue (University of Massachusetts-Worcester Campus) (Insured; FGIC)	5.25	10/1/14	1,000,000	1,054,510
Massachusetts Industrial Finance Agency, RRR (Ogden Haverhill Project)	5.35	12/1/10	800,000	831,496
Massachusetts Municipal Wholesale Electric Co., Power Supply System Revenue (Nuclear Project Number 4) (Insured; MBIA)	5.25	7/1/14	2,000,000	2,123,900
Massachusetts Municipal Wholesale Electric Co., Power Supply System Revenue (Project Number 6) (Insured; MBIA)	5.25	7/1/12	1,810,000	1,919,270
Massachusetts Water Pollution Abatement Trust, Water Pollution Abatement Revenue (Massachusetts Water Resources Authority Program)	6.00	8/1/09	285,000 ᵃ	304,865

Massachusetts Water Pollution Abatement Trust, Water Pollution Abatement Revenue (Massachusetts Water Resources Authority Program)	6.00	8/1/14	1,015,000	1,083,238
Massachusetts Water Resource Authority (Insured; MBIA)	5.50	8/1/11	2,000,000	2,141,700
Massachusetts Water Resource Authority (Insured; MBIA)	5.25	8/1/21	1,500,000	1,606,095
New England Educational Loan Marketing Corp., Student Loan Revenue	6.90	11/1/09	1,000,000	1,031,880
Plymouth County, COP (Correctional Facility Project) (Insured; AMBAC)	5.13	4/1/13	2,000,000	2,086,260
Route 3 North Transportation Improvement Association, LR (Insured; MBIA)	5.75	6/15/15	1,500,000	1,595,250
Sandwich (Insured; MBIA)	5.00	7/15/19	1,580,000	1,673,473
Springfield, Municipal Purpose Loan (Insured; FGIC)	5.00	8/1/18	1,000,000	1,042,630
Triton Regional School District (Insured; FGIC)	5.00	4/1/16	1,420,000	1,489,126
U.S. Related--21.5%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	2,000,000 a	2,134,760
Childrens's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	2,000,000 a	2,134,760
Guam Economic Development Authority, Tobacco Settlement Asset-Backed Bonds	0/5.00	11/15/07	860,000 b	808,228
Guam Economic Development Authority, Tobacco Settlement Asset-Backed Bonds	0/5.40	11/15/07	350,000 b	329,689
Guam Government, LOR (Infrastructure Improvement) (Insured; AMBAC)	5.00	11/1/12	1,000,000	1,029,940
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/23	1,000,000	1,023,810
Puerto Rico Commonwealth, Public Improvement (Insured; FSA)	5.25	7/1/14	1,000,000	1,076,020
Puerto Rico Electric Power Authority, Power Revenue	5.50	7/1/08	1,000,000	1,025,590
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; FGIC)	5.50	7/1/19	1,000,000	1,106,470
Puerto Rico Municipal Finance Agency (Insured; FSA)	5.00	7/1/09	1,725,000	1,769,402
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	5.63	10/1/10	880,000	902,660
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note (Insured; FSA)	5.25	10/1/21	1,000,000	1,065,350
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Matching Fund Loan Notes (Subordinated Lien/Capital Program)	5.88	10/1/18	500,000	521,735
Virgin Islands Water and Power Authority, Electric Systems (Insured; Radian)	5.13	7/1/11	1,000,000	1,028,440
Total Investments (cost $71,947,473)			**98.5%**	**72,998,633**
Cash and Receivables (Net)			**1.5%**	**1,095,734**
Net Assets			**100.0%**	**74,094,367**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on municipal issue and to retire the bonds in full at the earliest refunding date.

b   Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		